FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

0001243106
Registrant CIK Number

Form 8-K, December 22, 2003, Series 2003-6

333-106323

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
DEC 29 2003
THOMSON FINANCIAL

03043314

DEC 23 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 22, 2003

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.
(Exact name of registrant as specified in its charter)

Delaware	333-106323	30-0183252
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

383 Madison Avenue New York, New York	10179
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (212) 272-2000

Item 5. Other Events.

On or about December 23, 2003, the Registrant will cause the issuance and sale of approximately $476,605,400 initial principal amount of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-6 (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of December 1, 2003, among the Registrant as seller, Wells Fargo Bank Minnesota, National Association as master servicer and securities administrator, EMC Mortgage Corporation and JPMorgan Chase Bank, as trustee.

In connection with the sale and the Series 2003-6, Class I-A-1, Class I-X-A-1, Class I-A-2, Class I-X-A-2, Class II-A-1, Class II-X-A-1, Class II-A-2, Class II-X-A-2, Class III-A, Class IV-A, Class M, Class B-1, Class B-2 and Class B-3 Certificates (together the "Underwritten Certificates"), the Registrant has been advised by Bear, Stearns & Co. Inc. (the "Underwriter"), that the Underwriter has furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-106323, which Computational Materials are being filed as exhibits to this report,

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials—Computational Materials (as defined in Item 5) that have been provided by the Underwriter to certain prospective purchasers of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated:

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	6

EXHIBIT 99

New Issue Marketing Materials

$476,605,400 (Approximate)

Bear Stearns ALT-A ARM Trust
Mortgage Pass-Through Certificates, Series 2003-6

Wells Fargo Bank Minnesota, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of December 1, 2003.

December 18, 2003

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

$476,605,400(approx)

Bear Stearns Alt-A ARM Trust
Mortgage Pass-Through Certificates, Series 2003-6
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-A-1	$47,825,000	AAA/Aaa	10.00%	WAC (3)	3-Yr. Hybrid	Group I Senior PT
I-X-A-1	Notional (4)	AAA/Aaa	10,00%	Fixed (4)	3-Yr. Hybrid	Group I Senior IO
I-A-2	$23,525,600	AAA/Aaa	10.00%	WAC (5)	3-Yr. Hybrid	Group I Senior PT
I-X-A-2	Notional (6)	AAA/Aaa	10.00%	Fixed (6)	3-Yr. Hybrid	Group I Senior IO
II-A-1	$50,000,000	AAA/Aaa	10.00%	WAC (7)	5-Yr. Hybrid	Group II Senior PT
II-X-A-1	Notional (8)	AAA/Aaa	10.00%	Fixed (8)	5-Yr. Hybrid	Group II Senior IO
II-A-2	$281,748,000	AAA/Aaa	10.00%	WAC (9)	5-Yr. Hybrid	Group II Senior PT
II-X-A-2	Notional (10)	AAA/Aaa	10.00%	Fixed (10)	5-Yr. Hybrid	Group II Senior IO
III-A	$16,825,100	AAA/Aaa	10.00%	WAC (11)	7-Yr. Hybrid	Group III Senior PT
IV-A	$16,883,700	AAA/Aaa	10.00%	WAC (12)	10-Yr. Hybrid	Group IV Senior PT
M	$16,744,200	AA+/Aaa	6.55%	WAC (13)	Total Portfolio	Crossed Mezzanine
B-1	$10,192,200	AA/Aa2	4.45%	WAC (13)	Total Portfolio	Crossed Subordinate
B-2	$7,522,900	A/A2	2.90%	WAC (13)	Total Portfolio	Crossed Subordinate
B-3	$5,338,700	BBB/Baa2	1.80%	WAC (13)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) Up to and including the distribution date in November 2006, the Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans minus 1.922%. After the distribution date in November 2006, the Pass-Through Rate will equal the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.130%.

(4) Up to and including the distribution date in November 2006, the Class I-X-A-1 Certificates will bear interest at a fixed rate equal to 1.922% per annum based on a notional amount equal to the current certificate balance of the Class I-A-1 Certificates. After the distribution date in November 2006, the Class I-X-A-1 Certificates will not bear any interest and will have a notional balance equal to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

(5) Up to and including the distribution date in November 2006, the Class I-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans minus 1.212%. After the distribution date in November 2006, the Pass-Through Rate will equal the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.840%.

(6) Up to and including the distribution date in November 2006, the Class I-X-A-2 Certificates will bear interest at a fixed rate equal to 1.212% per annum based on a notional amount equal to the current certificate balance of the Class I-A-2 Certificates. After the distribution date in November 2006, the Class I-X-A-2 Certificates will not bear any interest and will have a notional balance equal to zero.

(7) Up to and including the distribution date in October 2008, the Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.731%. After the distribution date in October 2008, the Pass-Through Rate will equal the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.587%.

(8) Up to and including the distribution date in October 2008, the Class II-X-A-1 Certificates will bear interest at a fixed rate equal to 0.731% per annum based on a notional amount equal to the current certificate balance of the Class II-A-1 Certificates. After the distribution date in October 2008, the Class II-X-A-1 Certificates will not bear any interest and will have a notional balance equal to zero.

(9) Up to and including the distribution date in October 2008, the Class II-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.434%. After the distribution date in October 2008, the Pass-Through Rate will equal the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.884%.

(10) Up to and including the distribution date in October 2008, the Class II-X-A-2 Certificates will bear interest at a fixed rate equal to 0.434% per annum based on a notional amount equal to the current certificate balance of the Class II-A-2 Certificates. After the distribution date in October 2008, the Class II-X-A-2 Certificates will not bear any interest and will have a notional balance equal to zero.

(11) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.252%.

(12) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.609%.

(13) The Class M and Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Current Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.283%.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators:	The Originators for the Mortgage Loans are Ivy Mortgage (approx. 50%), Greenpoint Mortgage Funding, Inc. (approx. 30%), Sierra Pacific Mortgage (approx. 8%), HomeBanc Mortgage Corporation (approx. 6%), SouthStar Mortgage Corporation (approx. 2%), Paul Financial, LLC (approx. 2%), Countrywide Home Loans, Inc. (approx. 1%) and Quicken Mortgage (less than 1%).
Underlying Servicer:	The Mortgage Loans originated by Countrywide Home Loans, Inc. will be serviced by Countrywide. The remainder of the Mortgage Loans will be serviced by Alliance Mortgage Company.
Cut-off Date:	December 1, 2003
Closing Date:	December 30, 2003
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing January 26, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class M and Class B Certificates will be subordinate certificates issued representing interests in all four Mortgage Loan Groups.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

SMMEA: The Class A, Class M and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$5,338,800	WAC (see footnote 13)
Class B-5	$1,941,300	WAC (see footnote 13)
Class B-6	$1,456,250	WAC (see footnote 13)

Collateral Description: As of December 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $485 million. The Mortgage Loans are conventional, adjustable rate One-Year CMT, Six-Month LIBOR or One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 76% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining approximately 24% of the mortgage loans fully amortize over their original term (generally 30-years).

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of December 1, 2003):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I	16.33%	5.347%	5.052%	359	2.302%	2.007%	4.246%	1.218%	11.352%	35
II	75.95%	5.661%	5.318%	358	2.481%	2.137%	5.115%	1.559%	10.801%	58
III	3.85%	5.606%	5.252%	358	2.448%	2.094%	5.064%	1.722%	11.630%	82
IV	3.87%	5.970%	5.609%	359	2.462%	2.101%	5.087%	1.074%	11.776%	119
Totals:	**100%**	**5.620%**	**5.283%**	**359**	**2.449%**	**2.113%**	**4.975%**	**1.498%**	**10.961%**	**58**

NOTE: the information related to the Mortgage Loans described herein reflects information as of December 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class M Certificates and the Class B Certificates represent interests in all four Mortgage Loan Groups and provide credit enhancement for the Class A Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). Distributions on the Senior Certificates will generally be made from the Available Funds of the related Loan Group. Distributions on the Class M Certificates and the Class B Certificates will be made from Available Funds of all four Loan Groups. "Available Funds" for any distribution date and with respect to each Loan Group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such distribution date in respect of the Mortgage Loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) under limited circumstances, certain prepayments allocated from the Available Funds of another Loan Group, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the distribution account. Available Funds for each Loan Group will be distributed according to the following priority:

Group I Available Funds

1. Payments of interest to the holders of the Class I-A-1, Class I-X-A-1, Class I-A-2 and Class I-X-A-2 Certificates, pro rata based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described page 2 hereof); and
2. Payments of principal to the holders of the Class I-A-1 and Class I-A-2 Certificates, pro rata based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group I.

Group II Available Funds

1. Payments of interest to the holders of the Class II-A-1, Class II-X-A-1, Class II-A-2 and Class II-X-A-2 Certificates, pro rata based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on page 3 hereof); and
2. Payments of principal to the holders of the Class II-A-1 and Class II-A-2 Certificates, pro rata based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II.

Group III Available Funds

1. Payments of interest to the holders of the Class III-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on page 3 hereof; and
2. Payments of principal to the holders of the Class III-A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group III.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Group IV Available Funds

1. Payments of interest to the holders of the Class IV-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on page 3 hereof); and
2. Payments of principal to the holders of the Class IV-A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group IV.

Senior Optimal Principal Amount

With respect to a Loan Group is an amount generally equal to the sum of (i) the Senior Percentage of the principal portion of scheduled payments on the related Mortgage Loans in the related Loan Group, (ii) the Senior Prepayment Percentage of prepayments and net liquidation proceeds in respect of Mortgage Loans in the related Loan Group and (iii) the Senior Prepayment Percentage of amounts received in respect of repurchased or substituted Mortgage Loans in the related Loan Group.

Any Remaining Available Funds from all Loan Groups

1. Payments of interest to the holders of the Class M Certificates and then, sequentially, to the Class B Certificates in order of their numerical class designations, so that each such Class shall receive interest at a rate equal to their respective Pass-Through Rates (as described on page3 and page 5 hereof); and
2. Payments of principal to the holders of the Class M Certificates and then, sequentially, the Class B Certificates in order of their numerical class designation, so that each such Class shall receive such Class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including December 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage (which includes the Class M for purposes of this section) over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates (which includes the Class M for purposes of this section) does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentages is equal to two times the weighted average of the initial Subordinate Percentages and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to December 2006, 20% or b) after December 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on the Mortgage Loans will be allocated to the most junior class of the Class BCertificates outstanding beginning with the Class B-6 Certificates, until the Current Principal Balance of each Class of Class B Certificates has been reduced to zero. Thereafter, Realized Losses will be allocated to the Class M Certificates, until the Current Principal Balance thereof has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates (other than the Class I-X-A-1 and Class I-X-A-2 Certificates), Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A Certificates (other than the Class II-X-A-1 and Class II-X-A-2 Certificates), Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A Certificates and Realized Losses on the Group IV Mortgage Loans will be allocated to the Class IV-A Certificates.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSALTA 2003-6

GROUPS	Count	Balance	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Gross Margin	Periodic Rate	Min Rate	Max Rate	Orig Term	Age	Rem Term	LTV	FICO	Mo Roll	Initial Cap	Avg Balance
1. 3 Year	235	79,278,478.56	16.33	5.347	5.052	3.875	7.875	2.302	1.218	2.302	11.352	360	1	359	76.55	708	35	4.246	337,355.23
2. 5 Year	1,393	368,608,980.00	75.95	5.661	5.318	3.875	9.000	2.481	1.559	2.481	10.801	360	1	358	74.98	709	59	5.115	264,615.20
3. 7 Year	63	18,694,582.14	3.85	5.606	5.252	4.625	6.875	2.448	1.722	2.448	11.630	360	2	358	72.46	732	82	5.064	296,739.40
4. 10 Year	52	18,759,708.96	3.87	5.970	5.609	5.250	7.000	2.462	1.074	2.462	11.776	360	2	358	68.41	744	118	5.087	360,763.63
TOTAL	1,743	485,341,749.66	100.00	5.620	5.283	3.875	9.000	2.449	1.498	2.449	10.961	360	1	358	74.88	711	58	4.975	278,451.95

Current Balance

CURRENT BALANCE	1	2	3	4	Total
- 50,000	0.00	0.04	0.00	0.00	0.03
50,001 - 100,000	1.01	1.72	1.44	1.31	1.57
100,001 - 150,000	4.48	7.67	9.62	4.31	7.10
150,001 - 200,000	5.27	11.43	11.13	4.85	10.16
200,001 - 250,000	8.23	12.94	7.52	9.74	11.84
250,001 - 300,000	9.90	15.47	10.28	4.27	13.93
300,001 - 350,000	11.40	13.17	1.72	8.97	12.28
350,001 - 400,000	9.59	8.44	8.54	12.22	8.78
400,001 - 450,000	8.10	6.81	9.35	0.00	6.85
450,001 - 500,000	8.52	6.36	7.60	7.69	6.81
500,001 - 550,000	5.32	3.57	8.32	11.02	4.33
550,001 - 600,000	6.54	4.10	3.10	3.20	4.43
600,001 - 650,000	7.12	2.40	10.07	10.14	3.76
650,001 - 700,000	0.86	1.48	0.00	3.62	1.41
700,001 - 750,000	0.93	0.99	0.00	4.00	1.06
750,001 - 800,000	5.88	0.21	0.00	4.26	1.29
800,001 - 850,000	1.04	0.23	0.00	0.00	0.34
850,001 - 900,000	0.00	0.73	4.75	0.00	0.74
900,001 - 950,000	1.19	0.25	0.00	5.06	0.58
950,001 - 1,000,000	2.47	1.61	0.00	5.33	1.83
1,000,001 +	2.14	0.37	6.55	0.00	0.88
TOTAL	100.00	100.00	100.00	100.00	100.00

Current Gross Coupon

CURRENT GROSS COUPON	1	2	3	4	Total
- 5.000	25.54	16.29	17.20	0.00	17.20
5.001 - 5.250	15.17	12.58	14.62	1.85	12.67
5.251 - 5.500	25.23	15.42	11.38	16.57	16.91
5.501 - 5.750	20.60	18.11	17.68	17.66	18.49
5.751 - 6.000	6.91	18.46	19.88	23.30	16.81
6.001 - 6.250	3.45	7.62	12.19	19.37	7.57
6.251 - 6.500	2.75	5.25	6.23	18.06	5.38
6.501 - 6.750	0.00	2.48	0.00	1.27	1.93
6.751 - 7.000	0.00	1.48	0.82	1.92	1.23
7.001 - 7.250	0.00	0.56	0.00	0.00	0.43
7.251 - 7.500	0.00	0.40	0.00	0.00	0.31
7.501 - 7.750	0.00	0.12	0.00	0.00	0.09
7.751 - 8.000	0.36	0.49	0.00	0.00	0.43
8.001 - 11.499	0.00	0.75	0.00	0.00	0.57
TOTAL	100.00	100.00	100.00	100.00	100.00

This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Current Net Coupon

CURRENT NET COUPON	1	2	3	4	Total
- 4.999	34.73	27.88	31.82	1.85	28.15
5.000 - 5.499	41.84	30.52	26.63	32.95	32.31
5.500 - 5.999	19.25	28.75	28.41	41.44	27.68
6.000 - 6.499	3.82	8.85	12.31	21.84	8.66
6.500 - 6.999	0.00	2.25	0.82	1.92	1.81
7.000 - 7.499	0.00	0.52	0.00	0.00	0.39
7.500 - 7.999	0.36	0.58	0.00	0.00	0.50
8.000 - 8.499	0.00	0.64	0.00	0.00	0.48
8.500 - 8.999	0.00	0.02	0.00	0.00	0.02
TOTAL	100.00	100.00	100.00	100.00	100.00

Original Loan to Value

LOAN TO VALUE	1	2	3	4	Total
0.01 - 30.00	0.66	0.55	0.00	0.53	0.55
30.01 - 40.00	0.76	1.45	4.12	3.65	1.52
40.01 - 50.00	1.65	2.93	2.80	18.07	3.30
50.01 - 60.00	0.78	4.66	8.01	4.26	4.14
60.01 - 65.00	4.51	5.90	12.35	5.80	5.91
65.01 - 70.00	7.59	7.39	4.75	6.84	7.30
70.01 - 75.00	6.40	10.01	11.81	9.38	9.47
75.01 - 80.00	75.48	60.90	52.44	50.69	62.56
80.01 - 85.00	0.28	0.88	1.61	0.00	0.78
85.01 - 90.00	0.57	2.97	2.12	0.00	2.43
90.01 - 95.00	0.80	2.36	0.00	0.78	1.95
95.01 - 100.00	0.53	0.00	0.00	0.00	0.09
TOTAL	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO SCORE	1	2	3	4	Total
551 - 600	0.00	0.15	0.00	0.00	0.11
601 - 650	5.50	6.92	0.00	0.00	6.16
651 - 700	43.66	38.67	26.01	20.51	38.29
701 - 750	36.00	36.12	34.24	24.71	35.59
751 - 800	14.32	17.15	39.76	51.21	18.87
801 - 850	0.53	1.00	0.00	3.57	0.98
TOTAL	100.00	100.00	100.00	100.00	100.00

Original Term

STATED ORIGINAL TERM	1	2	3	4	Total
121 - 180	0.00	0.03	0.00	0.00	0.02
360 - 360	100.00	99.97	100.00	100.00	99.98
TOTAL	100.00	100.00	100.00	100.00	100.00

Remaining Term

STATED REM TERM	1	2	3	4	Total
121 - 180	0.00	0.03	0.00	0.00	0.02
301 - 360	100.00	99.97	100.00	100.00	99.98

This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Remaining Term					
STATED REM TERM	1	2	3	4	Total
TOTAL	100.00	100.00	100.00	100.00	100.00

State					
STATE	1	2	3	4	Total
AL	0.00	0.03	0.00	0.00	0.02
AZ	2.76	5.17	0.00	0.00	4.38
CA	59.66	60.24	39.71	24.44	57.97
CO	1.38	1.10	0.00	0.00	1.06
CT	0.61	0.59	0.00	3.33	0.67
DC	0.00	0.15	0.00	0.00	0.12
DE	0.00	0.18	0.00	0.00	0.14
FL	5.17	4.17	20.08	11.29	5.22
GA	8.21	3.35	19.55	26.81	5.68
ID	0.33	0.30	0.00	0.78	0.31
IL	1.96	2.39	0.00	0.00	2.14
IN	0.38	0.28	0.00	0.00	0.28
KS	0.00	0.07	0.00	0.00	0.06
KY	0.00	0.08	0.00	0.00	0.06
MA	1.43	2.43	0.00	6.47	2.33
MD	0.74	0.16	0.00	5.06	0.44
ME	0.00	0.09	0.00	2.81	0.18
MI	0.00	0.46	0.00	0.00	0.35
MO	0.00	0.10	0.00	0.00	0.08
MT	0.17	0.11	0.00	0.00	0.11
NC	0.80	0.58	0.00	5.33	0.78
NH	0.00	0.40	0.00	0.00	0.30
NJ	2.00	2.77	2.91	1.83	2.61
NM	0.00	0.06	0.00	0.00	0.04
NV	1.04	0.72	0.00	0.00	0.72
NY	1.53	1.39	6.55	4.26	1.72
OH	0.11	0.12	0.00	0.00	0.11
OK	0.00	0.08	0.00	0.00	0.06
OR	0.59	2.31	5.35	2.59	2.15
PA	0.00	0.28	0.59	1.92	0.31
RI	0.00	0.16	0.00	0.00	0.12
SC	0.65	0.20	0.00	1.13	0.30
TN	0.00	0.03	0.00	0.00	0.02
TX	1.88	0.80	0.00	0.00	0.91
UT	0.55	0.40	0.68	0.00	0.42
VA	4.41	0.96	0.00	0.00	1.45
VT	0.00	0.03	0.00	0.00	0.02
WA	3.36	7.19	4.58	1.92	6.26
WI	0.28	0.00	0.00	0.00	0.05
WV	0.00	0.06	0.00	0.00	0.04
TOTAL	100.00	100.00	100.00	100.00	100.00

This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSALTA 2003-6

Loan Purpose

LOAN PURP	1	2	3	4	Total
Cash Out Refinance	17.03	23.49	24.02	15.62	22.15
Purchase	58.83	51.87	54.97	68.36	53.76
Rate/Term Refinance	24.14	24.65	21.02	16.02	24.09
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	1	2	3	4	Total
Investor	2.82	15.00	11.57	0.46	12.32
Owner Occupied	95.24	82.25	87.18	88.77	84.82
Second Home	1.94	2.75	1.25	10.77	2.87
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	1	2	3	4	Total
2-4 Family	0.46	7.10	9.37	0.00	5.83
Condominium	9.95	9.40	9.11	5.97	9.34
PUD	24.11	22.31	35.20	39.96	23.78
Single Family	65.48	61.19	46.31	54.07	61.04
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE1	1	2	3	4	Total
Full Documentation	31.04	36.36	65.60	85.90	38.53
No Documentation	8.13	20.38	18.72	4.26	17.69
Reduced	60.83	43.26	15.68	9.84	43.77
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Interest Only

IO FLAG	1	2	3	4	Total
N	9.50	27.80	22.25	2.10	23.60
Y	90.50	72.20	77.75	97.90	76.40
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Index Type

INDEX	1	2	3	4	Total
1 YR CMT	0.00	1.02	0.00	0.00	0.78
1 YR Libor	19.31	42.00	30.17	0.00	36.22
6 Mo Libor	80.69	56.97	69.83	100.00	63.01
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Months to Roll

ROLL	1	2	3	4	Total
30 - 39	100.00	0.03	0.00	0.00	16.36
40 - 49	0.00	0.21	0.00	0.00	0.16
50 - 59	0.00	93.07	0.00	0.00	70.68
60 - 69	0.00	6.69	0.00	0.00	5.08

This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Months to Roll

ROLL	1	2	3	4	Total
70 - 79	0.00	0.00	5.38	0.00	0.21
80 - 89	0.00	0.00	94.62	0.00	3.64
100 +	0.00	0.00	0.00	100.00	3.87
TOTAL	100.00	100.00	100.00	100.00	100.00

Gross Margin

MARGIN	1	2	3	4	Total
1.750 - 1.999	0.00	0.27	0.00	0.00	0.20
2.250 - 2.499	91.78	82.93	60.38	57.54	82.52
2.500 - 2.749	0.23	0.17	0.00	0.00	0.16
2.750 - 2.999	7.46	2.99	39.62	42.46	6.66
3.000 - 3.249	0.00	2.19	0.00	0.00	1.66
3.250 +	0.53	11.46	0.00	0.00	8.79
TOTAL	100.00	100.00	100.00	100.00	100.00

Max Rate

MAX RATE	1	2	3	4	Total
8.500 - 8.999	0.00	0.29	0.00	0.00	0.22
9.000 - 9.499	0.00	0.71	0.00	0.00	0.54
9.500 - 9.999	6.97	6.45	3.82	0.00	6.18
10.000 - 10.499	8.01	20.34	12.60	1.85	17.32
10.500 - 10.999	11.17	38.61	25.29	38.92	33.62
11.000 - 11.499	22.70	19.47	14.63	8.47	19.39
11.500 - 11.999	37.56	9.19	4.04	6.37	13.52
12.000 - 12.499	5.27	1.89	0.00	3.09	2.42
12.500 +	8.32	3.06	39.62	41.28	6.80
TOTAL	100.00	100.00	100.00	100.00	100.00

Prepayment

PREPAY PPY TERM	1	2	3	4	TOTAL
No	88.34	86.29	87.51	95.74	87.04
0.000	88.34	86.29	87.51	95.74	87.04
Yes	11.66	13.71	12.49	4.26	12.96
24.000	0.00	0.05	0.00	0.00	0.04
36.000	10.34	8.66	7.22	4.26	8.71
60.000	1.32	5.00	5.26	0.00	4.21
TOTAL	100.00	100.00	100.00	100.00	100.00

This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.